SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 31, 2025 “UPDATE REGARDING THE RESIGNATION AND APPOINTMENT OF CHIEF FINANCIAL OFFICER, AND AVAILABILITY OF THE BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 31, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”)

UPDATE REGARDING THE RESIGNATION AND APPOINTMENT OF CHIEF FINANCIAL OFFICER, AND AVAILABILITY OF THE BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT

UPDATE REGARDING THE RESIGNATION AND APPOINTMENT OF CHIEF FINANCIAL OFFICER

DRDGOLD shareholders (“Shareholders”) are referred to the announcement published on SENS on 25 June 2025 wherein Shareholders where advised of, inter alia, the appointment of Ms Henriette Hooijer as Chief Financial Officer (“CFO”) Designate and as an executive director of the Company with effect from Tuesday, 1 July 2025, as successor to Mr Riaan Davel, who had indicated his intention to step down from his executive role following the conclusion of the financial reporting season for the financial year ended 30 June 2025.

Shareholders are hereby advised that Mr Davel has now formally tendered his resignation and will step down as CFO and as an executive director of the Company with effect from 31 January 2026. Ms Hooijer will assume the role of CFO with effect from 1 February 2026.

AVAILABILITY OF THE BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT

Shareholders are further advised that, in accordance with paragraph 16.21(g) of the Listings Requirements, the Company's annual compliance report prepared pursuant to section 13G(2) of the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as amended, is available on the Company's website via the following link: https://www.drdgold.com/about-us/governance.

Johannesburg
31 October 2025
Sponsor
One Capital